EXHIBIT 10.40

May 2, 2005

Michael L. Marziale

128 Foxfire Blvd.

Commercial Point, OH 43116

RE: Employment Letter Agreement

Dear Michael:

This letter agreement (“Agreement”) is being delivered to you (“Executive”) in connection with your employment with NewPage Corporation (hereinafter referred to as the “Company”). The terms of your employment are as set forth below, effective upon the Closing Date (as defined under the Equity and Purchase Agreement (the “Purchase Agreement”) by and between Escanaba Timber LLC (f/k/a Maple Acquisition LLC) and MeadWestvaco Corporation dated as of January 14, 2005, as amended) (the “Effective Date”):

1.	Position: Executive will be employed as Vice President and General Manager, Carbonless Systems, of the Company and will have such authority, responsibilities and duties as are customarily attendant to that position. Executive shall also serve certain of the Company’s designated subsidiaries or affiliates as determined by the Board of Directors of NewPage Holding Corporation (the “Holding Board”), for no additional consideration.

2.	Location: The principal place of the Executive’s employment shall initially be in Chillicothe, Ohio.

3.	Compensation and Executive Benefits: During Executive’s employment, Executive shall receive:

(a) Base Salary: $ 230,500, payable in accordance with the payroll practices of the Company. Each year, the Holding Board shall review the Executive’s base salary for increase. Once increased, base salary shall not be decreased.

(b) Signing Bonus: $ 162,750, payable on the Effective Date, $127,752 of which the Executive hereby instructs the Company to pay on his behalf to Maple Timber Acquisition LLC (the “Parent”) to purchase the interests in the Paper Series and Timber Series of the Parent on the Effective Date pursuant to the Executive Purchase Agreement, dated as the Effective Date, between the Parent and the Executive (the “Executive Purchase Agreement”).

(c) Annual Bonus. Executive shall be eligible to participate in an annual bonus pool for senior executives of the Company as follows: (i) for 2005 such bonus shall be based upon the bonus such Executive would receive under the current MeadWestvaco Corporation Bonus Plan as described in Exhibit A attached hereto and (ii) after 2005, such bonus will be based upon the achievement by the Company of consolidated EBITDA related targets reasonably derived from the annual business plan presented by management and approved by the Holding Board. The Executive’s target bonus for achieving target EBITDA, as approved by the Holding Board, will be 45% of Base Salary and the Executive will receive a minimum bonus for achieving minimum EBITDA, as approved by the Holding Board. Bonuses will be calculated on a straight-line basis for EBITDA achievements between targets. There shall be no cap on the amount of such performance-based bonuses. No bonus will be paid if minimum EBITDA is not achieved. Each annual bonus shall be paid on or before March 15th of the year following the tax year in which the relevant services have been performed.

(d) Carbonless Business Bonus. In the event of the successful completion of the “Carbonless Business Plan” (as defined below), the Executive shall receive a lump sum payment equal to the Executive’s Base Salary, on the date that is six (6) months after the completion date. For the purposes of this Agreement, “Carbonless Business Plan” shall mean the first to occur of the following:

(1) The consummation of the sale of Chillicothe Paper Inc. to a Person (as defined below) other than to management employees or to other employees of Chillicothe Paper Inc.;

(2) The consummation of the sale of Chillicothe Paper Inc. through a management buy out or sale to employees;

(3) Approval of a plan to operate Chillicothe Paper Inc. within the Company with positive cash flow; or

(4) Approval and announcement of a plan (i) for an orderly shutdown of the Chillicothe Paper Inc. business or (ii) a major restructuring of the Chillicothe Paper Inc. business to an uncoated facility.

“Person” means any individual, partnership, firm, trust, corporation, limited liability company or other similar entity. When two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of units or shares of Maple Timber Acquisition LLC or NewPage Holding Corporation, such partnership, limited partnership, syndicate or group shall be deemed a “Person

(e) Vacation. Five (5) weeks of paid annual vacation time each year (accrued in full on the Effective Date and each anniversary thereafter). Executive shall not be entitled to payment for unused vacation days upon the termination of his employment except as set forth in Section 10 below. The carry-over of vacation days shall be in accordance with Company policy from time to time in effect.

(f) Other Benefits. Executive shall be eligible to participate in employee benefit plans pursuant to the terms of such plans that are available to similarly situated executives of the Company. The Company may at any time or from time to time amend, modify, suspend or terminate any employee benefit plan, program or arrangement for any reason in its sole discretion.

4.	Reimbursement of Expenses: The Executive will be reimbursed for all appropriate business expenses incurred by him in connection with his duties in accordance with the policies of the Company as in effect from time to time and in the event that the Executive accepts a position with the Company in Dayton, Ohio after the consummation of the Carbonless Business Plan, the Executive shall be eligible for the applicable Company relocation program based on the current MeadWestvaco Corporation relocation program.

5.	Disclosure: The Executive represents and warrants that Executive is not a party to or subject to any restrictive covenants, legal restrictions or other agreements in favor of any entity, or person which would in any way preclude, inhibit, impair or limit the Executive’s ability to perform Executive’s obligations for the Company, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements. Unless required by law, neither the Executive nor the Company shall disclose the terms of this Agreement to any potential purchaser of the Chillicothe Paper Inc. business.

6.	Confidentiality:

I.

During the course of the Executive’s employment by MeadWestvaco Corporation, the Executive had access to, and during the course of the Executive’s employment under this Agreement, the Executive will have access to, certain trade secrets and confidential information relating to the Company and its affiliates and subsidiaries (the

“Protected Parties”) which is not readily available from sources outside the Company. The confidential and proprietary information and, in any material respect, trade secrets of the Protected Parties are among their most valuable assets, including but not limited to, their customer, supplier and vendor lists, contract terms, databases, competitive strategies, computer programs, frameworks, or models, their marketing programs, their sales, financial, marketing, training and technical information, their product development (and proprietary product data), business plans and strategies (including, but not limited to, acquisition and divestiture plans), environmental matters and other regulatory matters and any other information, whether communicated orally, electronically, in writing or in other tangible forms concerning how the Protected Parties create, develop, acquire or maintain their products and marketing plans, target their potential customers and operate their other businesses. The Protected Parties invested, and continue to invest, considerable amounts of time and money in their process, technology, know-how, obtaining and developing the goodwill of their customers, their other external relationships, their data systems and data bases, and all the information described above (hereinafter collectively referred to as “Confidential Information”), and any misappropriation or unauthorized disclosure of Confidential Information in any form would irreparably harm the Protected Parties. The Executive acknowledges that such Confidential Information constitutes valuable, highly confidential, special and unique property of the Protected Parties. The Executive shall hold in a fiduciary capacity for the benefit of the Protected Parties all Confidential Information relating to the Protected Parties and their businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or its subsidiaries and affiliates and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). Except as required by law or an order of a court or governmental agency with jurisdiction, the Executive shall not, during the period the Executive is employed by the Company or its subsidiaries and affiliates or at any time thereafter, disclose any Confidential Information, directly or indirectly, to any person or entity for any reason or purpose whatsoever, nor shall the Executive use it in any way, except in the course of the Executive’s employment with, and for the benefit of, the Protected Parties or to enforce any rights or defend any claims hereunder or under any other agreement to which the Executive is a party, provided that such disclosure is relevant to the enforcement of such rights or defense of such claims and is only disclosed in the formal proceedings related thereto. The Executive shall take all reasonable steps to safeguard the Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. The Executive understands and agrees that the Executive shall acquire no rights to any such Confidential Information.

II.	All files, records, documents, drawings, specifications, data, computer programs, evaluation mechanisms and analytics and similar items relating thereto or to the coated and carbonless business, as well as all customer lists, specific customer information, compilations of product research and marketing techniques of the Company and its subsidiaries and affiliates, whether prepared by the Executive or otherwise coming into the Executive’s possession, shall remain the exclusive property of the Company and its subsidiaries and affiliates, and the Executive shall not remove any such items from the premises of the Company and its subsidiaries and affiliates, except in furtherance of the Executive’s duties under this Agreement.

III.	It is understood that while employed by the Company the Executive will promptly disclose to it, and assign to it the Executive’s interest in any invention, improvement or discovery made or conceived by the Executive, either alone or jointly with others, which arises out of the Executive’s employment. At the Company’s request and expense, the Executive will assist the Company and its subsidiaries and affiliates during the period of the Executive’s employment under this Agreement and thereafter in connection with any controversy or legal proceeding relating to such invention, improvement or discovery and in obtaining domestic and foreign patent or other protection covering the same.

IV.

As requested by the Company and at the Company’s expense, from time to time and upon the termination of the Executive’s employment for any reason, the Executive will promptly deliver to the Company and its subsidiaries and affiliates, as applicable, all copies and embodiments, in whatever form, of all Confidential Information in the Executive’s possession or within his control (including, but not limited to, memoranda, records, notes, plans, photographs, manuals, notebooks, documentation, program listings, flow charts, magnetic media, disks, diskettes, tapes and all other materials containing any Confidential Information) irrespective of the location or form of such material. If requested by the Company, the Executive will provide the Company with written confirmation that all such materials have been delivered to the Company as provided herein.

7.	Non-Solicitation or Hire. During the Executive’s employment and for a period of one (1) year following the termination of the Executive’s employment for any reason, the Executive shall not directly or indirectly solicit or attempt to solicit or induce, directly or indirectly, (a) any party who is a customer of the Company or its subsidiaries or affiliates, during period for the purpose of marketing, selling or providing to any such party any services or products offered by or available from the Company or its subsidiaries or affiliates and relating to the Business (as defined in Section 8) or (b) any employee of the Company or any of its subsidiaries or affiliates or any person who was an employee of the Company or any of its subsidiaries or affiliates during the twelve (12) month period immediately prior to the date of Executive’s termination of employment to terminate such employee’s employment relationship with the Protected Parties in order, in either case, to enter into a similar relationship with the Executive, or any other person or any entity in competition with the business of the Company or any of its subsidiaries or affiliates.

8.

Non-Competition. During the Executive’s employment and for a period of (i) one (1) year following the termination of the Executive’s employment for any reason, Executive shall not, whether individually, as a director, manager, member, stockholder, partner, owner, employee, consultant or agent of any business, or in any other capacity, other than on behalf of the Company or a subsidiary or affiliate, organize, establish, own, operate, manage, control, engage in, participate in, invest in, permit his name to be used by, act as a consultant or advisor to, render services for (alone or in association with any person, firm, corporation or business organization), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise, which engages or proposes to engage in the carbonless and coated paper divisions of International Paper Co. or Stora Enso (the “Business”). Notwithstanding the foregoing, nothing in this

Agreement shall prevent the Executive from owning for passive investment purposes not intended to circumvent this Agreement, less than five percent (5%) of the publicly traded common equity securities of any company engaged in the Business (so long as the Executive has no power to manage, operate, advise, consult with or control the competing enterprise and no power, alone or in conjunction with other affiliated parties, to select a director, manager, general partner, or similar governing official of the competing enterprise other than in connection with the normal and customary voting powers afforded the Executive in connection with any permissible equity ownership).

9.	Remedies; Specific Performance. The Parties acknowledge and agree that the Executive’s breach or threatened breach of any of the restrictions set forth in Sections 6, 7 and 8 will result in irreparable and continuing damage to the Protected Parties for which there may be no adequate remedy at law and that the Protected Parties shall be entitled to equitable relief, including specific performance and injunctive relief as remedies for any such breach or threatened or attempted breach. The Executive hereby consents to the grant of an injunction (temporary or otherwise) against the Executive or the entry of any other court order against the Executive prohibiting and enjoining him from violating, or directing him to comply with any provision of Sections 6, 7 or 8. The Executive also agrees that such remedies shall be in addition to any and all remedies, including damages, available to the Protected Parties against him for such breaches or threatened or attempted breaches. In addition, without limiting the Protected Parties’ remedies for any breach of any restriction on the Executive set forth in Sections 6, 7, or 8, except as required by law, the Executive shall not be entitled to any payments set forth in Section 10 hereof if the Executive breaches the covenants applicable to the Executive contained in Sections 6, 7 or 8.

10.	Termination: The Company may terminate Executive’s employment hereunder for any reason and at any time without prior notice. Upon a termination of the Executive’s employment without Cause (as defined below) or by Executive with Good Reason (as defined below), and subject to the Executive’s compliance with Sections 6, 7 and 8 of this Agreement and subject to the execution by the Executive, without revocation, of a valid employment release substantially in the form attached hereto as Exhibit B, the Executive shall receive from the Company (which shall be in lieu of any payments or benefits to which the Executive may be entitled under any Company severance plan (the “Severance Plan)):

I.	any unpaid Base Salary through the date of termination;

II.	a pro rata bonus for the year of termination, calculated as the product of (x) “Severance Bonus Amount” (as defined below) and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination and the denominator of which is 365, payable at the time that bonuses are paid after the Executive’s termination date, to similarly situated executives;

III.	any accrued but unused vacation pay;

IV.	an amount equal to two (2) times Base Salary minus an amount equal to the original purchase price paid for the Paper Class A Common Percentage Interests pursuant to the terms of the Executive Purchase Agreement between the Executive and the Company; provided that if such termination without Cause or with Good Reason is within 12 months following the acquisition by NewPage Holding Corporation or its subsidiaries of the stock or assets of a business enterprise of at least substantially the same revenues and total assets as NewPage Holding Corporation (“NewPage”) and its subsidiaries on a consolidated basis, the amount shall be equal to three (3) times Base Salary minus an amount equal to the original purchase price paid for the Paper Class A Common Percentage Interests pursuant to the terms of the Executive Purchase Agreement between the Executive and the Company; provided, further that, if at the time of a termination of employment without Cause or with Good Reason, the aggregate “fair market value” of the Paper Class A Common Percentage Interests being repurchased from the Executive pursuant to the Executive Purchase Agreement is less than the aggregate original purchase price paid by the Executive for such Paper Class A Common Percentage Interests, the Executive shall receive an additional cash payment equal to the difference between (i) the aggregate original purchase price paid for such Paper Class A Common Percentage Interests by the Executive and (ii) the aggregate “fair market value” of such Paper Class A Common Percentage Interests at the time of the termination without Cause or with Good Reason;

V.

continued receipt of welfare benefits for twenty-four (24) months after the Executive’s date of termination; provided, however, if the Executive becomes reemployed with another employer and is eligible to receive welfare benefits under another employer-provided plan, the welfare benefits described in this Section 10(V). shall be secondary to those provided under such other plan;

VI.	outplacement services substantially similar to those provided pursuant to the terms of the Severance Plan; and

VII.	accrued benefits pursuant to the terms and conditions of the Company’s benefit plans and programs.

Upon a termination without Cause or with Good Reason, the payment in I above shall be made within 10 business days after the date of termination (unless an earlier date is prescribed by law) and the payments in II-IV shall be paid in a lump sum after the later of (i) the expiration of the applicable revocation period contained in the employment release and (ii) with respect to bonus, the annual bonus payment date for similarly situated employees after the Executive’s termination of employment.

If the Executive’s employment terminates as a result of the Executive’s death or if the Company terminated the Executive’s employment on account of the Executive’s Disability (as defined below), the Executive, or the Executive’s legal representatives (as appropriate), shall be entitled to receive items I, II, III, and VII. listed above and if the Executive’s employment terminates with Cause or as a result of a resignation by the Executive without Good Reason, the Executive shall only be entitled to receive items I and VII Upon any such termination, as applicable, the payment set forth in I and III shall be paid in a lump sum within 10 business days after termination (unless an earlier date is prescribed by law) and with respect to II at such time that annual bonuses are paid after the Executive’s termination date to similarly situated employees.

The obligations of the Company to Executive which arise upon the termination of his employment pursuant to this Section 10 shall not be subject to mitigation or offset.

For the purposes of this Agreement, “Cause” means (i) commission of a felony by the Executive, (ii) acts of dishonesty by the Executive resulting or intending to result in personal gain or enrichment at the expense of the Company or its subsidiaries or affiliates, (iii) the Executive’s material breach of any provision of any policy of the Company, NewPage Holding or Maple Timber Acquisition LLC (Paper Series or Timber Series), (iv) the Executive’s failure to follow the lawful written directions of Executive’s supervisor, the Chief Executive Officer and President of the Company or NewPage Holding, or the Holding Board, the Board of Directors of the

Company or the Board of Directors of Maple Timber Acquisition LLC (Paper Series or Timber Series), (v) conduct by the Executive in connection with Executive’s duties that is fraudulent, willful and materially injurious to the Company or its subsidiaries or affiliates or (vi) conduct by the Executive in connection with Executive’s duties that is unlawful and materially injurious to the Company or its subsidiaries or affiliates; provided that the Executive shall have ten (10) business days following the Company’s written notice of its intention to terminate the Executive’s employment to cure such Cause, if curable, as determined by the Holding Board, in its sole discretion.

For the purposes of this Agreement, “Good Reason” means, without the consent of the Executive, (i) a reduction by the Company in the Executive’s Base Salary or in the percentage of Base Salary on which the Executive’s bonus is based; (ii) any failure of the Company to obtain the express written assumption of the Company’s obligations to the Executive as described herein by any successor or assign of the Company; provided that, in no situation shall the Executive be required to become employed by a successor to the Chillicothe Paper Inc. business, (iii) a material reduction in the aggregate benefits provided to the Executive, except for any across-the-board reduction(s) affecting all similarly situated Executives on substantially the same proportional basis; (iv) relocation of the Executive outside of fifty (50) miles from his office location set forth in Section 2 hereof, unless the Executive receives the relocation package pursuant to Section 4 or (v) if, within six (6) months after the consummation of the Carbonless Business Plan, there is no position with responsibility for the Executive within the Company at its corporate offices in Dayton, Ohio that is comparable in stature to the Executive’s position and responsibility that the Executive enjoyed immediately prior to the consummation of the Carbonless Business Plan (it being understood that the Executive’s current position and responsibility will not be made available in Dayton).

If the Executive provides notice of termination for Good Reason and thereafter the Executive accepts employment with the successor of the Chillicothe Paper Inc. business after the completion of the Carbonless Business Plan as specified in clauses (1), (2) or (4)(i) of the definition of “Carbonless Business Plan,” he shall be entitled to the severance benefits provided upon a Good Reason termination notwithstanding his continued employment with Chillicothe Paper Inc. or its successor.

For the purposes of this Agreement, “Disability” means the determination by the Company, in accordance with applicable law,

based on information provided by a physician selected by the Company or its insurers and reasonably acceptable to the Executive that, as a result of a physical or mental injury or illness, the Executive has been unable to perform the essential functions of the Executive’s job with or without reasonable accommodation for a period of (i) ninety (90) consecutive days or (ii) one-hundred eighty (180) days in any one-year period.

For the purposes of this Agreement, “Severance Bonus Amount” shall mean, in the event of a termination (i) prior to June 1st of any calendar year, the annual performance-based bonus paid to the Executive for the calendar year prior to the termination or (ii) on or after June 1st of any calendar year, the annual performance-based bonus that would have been payable to the Executive for the calendar year of the termination (determined as of the end of such calendar year and payable when the Company pays its annual performance-based bonuses to similarly situated employees).

11.	Removal from any Boards and Positions. If the Executive’s employment terminates for any reason, he shall be deemed to resign (i) if a member, from the Holding Board, the Board of Directors of the Paper Series and the Timber Series of Maple Timber Acquisition LLC or any other board of directors of any subsidiary or affiliate of the Company or any other board to which he has been appointed or nominated by or on behalf of the Company and (ii) from any position with the Company or any subsidiary or affiliate of the Company, including, but not limited to, as an officer of the Company or any of its subsidiaries or affiliates

12.	Nondisparagement: Executive agrees that Executive will not at any time publish or communicate to any person or entity any Disparaging (as defined below) remarks, comments or statements concerning the Company, Cerberus Capital Management, L.P., their parents, subsidiaries and affiliates, and their respective present and former members, partners, directors, officers, shareholders, employees, agents, attorneys, successors and assigns. “Disparaging” remarks, comments or statements are those that impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of business of the individual or entity being disparaged.

13.

Property: The Executive acknowledges that all originals and copies of materials, records and documents generated by Executive or coming into Executive’s possession during Executive’s employment by the Company or its subsidiaries and affiliates are the sole property of the Company and its subsidiaries and affiliates (“Company Property”). During the Executive’s employment and at all times thereafter, the Executive shall not remove, or cause to be removed, from the premises of the Company or its subsidiaries or affiliates, copies of any record, file, memorandum, document, computer related information or equipment, or any other item relating to the business of the Company or its subsidiaries or affiliates, except in furtherance of Executive’s duties under the Agreement. When the Executive’s employment terminates, or upon request of the Company at any time, the Executive shall promptly deliver to the Company all copies of Company Property in Executive’s possession or control.

14.	Notices: Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid, and shall be deemed given when so delivered personally, telegraphed, telexed, or sent by facsimile transmission or, if mailed, four (4) days after the date of mailing, as follows:

(a) If the Company, to:

NewPage Corporation Courthouse Plaza N.E. Dayton, Ohio 45463

Attention:	Board of Directors

With copies to:

Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171

Attention:	Lenard Tessler
Telephone:	212-891-2100
Fax:	(212) 755-3009

And

Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022

Attention:	Stuart D. Freedman, Esq.
Telephone:	212-756-2000
Fax:	(212) 593-5955

(b)	If the Executive, to the Executive’s home address reflected in the Company’s records.

15.	Entire Agreement: This Agreement contains the entire agreement between the Company and the Executive with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto, including, but not limited to, the Term Sheet between Maple Timber Acquisition LLC and Executive, dated as of April 18, 2005.

16.	Waiver and Amendments: This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Company and the Executive or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This Agreement and all compensation derived therefrom are intended not to constitute compensation deferred under a nonqualified deferred compensation plan as contemplated in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, notwithstanding any other provision of this Agreement, the provisions of this Agreement will be interpreted consistent with the preceding sentence, and the Agreement may be modified to the minimum extent necessary, as agreed upon by the Company and the Executive, to comply with the requirements of Section 409A of the Code and the regulations promulgated thereunder.

17.	Governing Law and Venue.

I.	This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, without regard to conflicts of laws principles.

II.

The parties agree irrevocably to submit to the exclusive jurisdiction of the federal courts or, if no federal jurisdiction exists, the state courts, located in the City of New York, Borough of Manhattan, for the purposes of any suit, action or other proceeding brought by any party arising out of any breach of any of the provisions of this Agreement and hereby waive, and agree not to assert by way of motion, as a defense or otherwise, in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Agreement may not be enforced in or by such courts. In addition, the parties agree to the waiver of a jury trial.

18.	Assignability: This Agreement, and the rights and obligations hereunder, may not be assigned by the parties without written consent signed by the parties; provided, however, that the Company may assign its rights and/or obligations described herein to the successor of the business of the Company.

19.	Counterparts: This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

20.	Headings: The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

21.	Severability: If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction of any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected or impaired or invalidated.

22.	Judicial Modification. If any court determines that any of the covenants in Sections 6, 7 or 8, or any part of any of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. If any court determines that any of such covenants, or any part thereof, is invalid or unenforceable because of the geographic or temporal scope of such provision, such court shall reduce such scope to the minimum extent necessary to make such covenants valid and enforceable.

23.	Tax Withholding. The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Holding Board to satisfy all obligations for the payment of such withholding taxes.

24.	Termination of Purchase Agreement/Termination of Company Obligations: In the event the Closing Date does not occur and the Purchase Agreement terminates pursuant to Article XIII thereof, the terms of employment contained herein shall be null and void or, if the Executive’s employment with MeadWestvaco Corporation or its subsidiaries terminates prior to the Closing Date, the terms contained herein shall be null and void unless the Company agrees otherwise, in its sole discretion.

Sincerely,

/s/ Linda Sheffield
Name:	Linda Sheffield
Title:	Treasurer

Please indicate your acceptance of the terms of this Agreement by your signature below.

Accepted	/s/ Michael L. Marziale
Name:	Michael L. Marziale

Date: May 2, 2005

EXHIBIT A

2005 Bonus Provisions

EXHIBIT B

FORM EMPLOYMENT GENERAL RELEASE

For good and valuable consideration, receipt whereof is hereby acknowledged,                      (“Executive”), individually and on behalf of his respective heirs, executors, administrators, representatives, agents, attorneys and assigns (the “Executive Releasor”), hereby irrevocably, fully and unconditionally releases and forever discharges NewPage Corporation, (the “Company”) and its affiliated companies, parents, subsidiaries, predecessors, successors, assigns, divisions, related entities and all of their present employees, officers, directors, trustees, shareholders, members, partners (as applicable), agents, investors, attorneys and representatives (the “Company Released Parties”), from any and all manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, and demands whatsoever which the Executive Releasor, has, or may hereafter have against the Company Released Parties or any of them arising out of or by reason of any cause, matter or thing whatsoever from the beginning of the world to the date hereof, including without limitation any and all matters relating to employment with the Company and its subsidiaries or affiliates, and the cessation thereof, and all matters arising under any federal, state or local statute, rule or regulation or principle of contract law or common law, including but not limited to the Age Discrimination in Employment Act of 1967, 29 U.S.C. § 621, et seq., Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000 et seq., the Americans with Disabilities Act of 1990, 42 U.S.C. § 12101 et seq., the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 et seq., the Fair Labor Standards Act, 29 U.S.C. § 201 et seq., the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601 et seq. and applicable labor and employment laws of the states of New York and Ohio. Notwithstanding the foregoing, the Executive’s release described herein shall be subject to the Company’s compliance with its obligations under Section 10 of the Letter Agreement between the Company and the Executive, dated as of                  , 2005 (the “Letter Agreement) and nothing contained herein shall release the Company Released Parties from any obligations under any agreement relating to the grant, holding or disposition of equity, including, without limitation any equity purchase and/or any equityholders agreements.

In consideration of the obligations and representations of Executive, the Company hereby irrevocably, fully and unconditionally releases and forever discharges the Executive, from any and all manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, and demands whatsoever which the Company, has, or may hereafter have against the Executive arising out of or by reason of any cause, matter or thing whatsoever from the beginning of the world to the date hereof, including without limitation any and all matters relating to employment with the Company and its subsidiaries or affiliates, and the cessation thereof, other than any obligations of the Executive or terms set forth in Sections 6, 7, 8, 9 and 21 of the Letter Agreement, which shall survive, and all matters arising under any federal, state or local statute, rule or regulation or principle of contract law or common law. Notwithstanding the foregoing, the Company does not waive or release Executive from any obligations under this General Release or liability to Company Released Parties for any claims such Company Released Parties may have against the Executive arising out of the Executive’s gross negligence or willful misconduct.

PLEASE READ CAREFULLY BEFORE SIGNING. THIS DOCUMENT

INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

Executive acknowledges that he has been given the opportunity to review and consider this General Release for twenty-one (21) days from the date he received a copy. If he elects to sign before the expiration of the twenty-one (21) days, Executive acknowledges that he will have chosen, of his own free will without any duress, to waive his right to the full twenty-one (21) day period.

Executive may revoke this General Release after signing it by giving written notice to                     , within seven (7) days after signing it. This General Release, provided it is not revoked, will be effective on the eighth (8th) day after execution.

Executive acknowledges that he has been advised to consult with an attorney prior to signing this General Release.

Executive is signing this General Release knowingly, voluntarily and with full understanding of its terms and effects. Executive is signing this General Release of his own free will without any duress, being fully informed and after due deliberation. Executive voluntarily accepts the consideration provided to him for the purpose of making full and final settlement of all claims referred to above.

Executive acknowledges that he has not relied on any representations or statements not set forth in this General Release. Executive will not disclose the contents or substance of this General Release to any third parties, other than his attorneys, accountants, or as required by law, and Executive will instruct each of the foregoing not to disclose the same.

This General Release will be governed by and construed in accordance with the laws of the State of New York. If any provision in this General Release is held invalid or unenforceable for any reason, the remaining provisions shall be construed as if the invalid or unenforceable provision had not been included.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this General Release as of                     .

EXECUTIVE	NEWPAGE CORPORATION

Name:	Name:
Title:

June 30, 2006

Michael L. Marziale

128 Foxfire Blvd.

Commercial Point, OH 43116

Dear Mike:

I am pleased to confirm our offer to you for the position of Vice President, Business Strategy and Chief Technology Officer of NewPage Corporation (NewPage), reporting to me. This is an executive level position with NewPage, and will be located in Dayton, Ohio. The effective date of your transition will be July 1, 2006.

The terms of this offer modify your Employment Letter Agreement with NewPage dated May 2, 2005 (ELA), and this offer may be withdrawn at any time before it is accepted. The terms of the offer are as follows:

•

NewPage will pay you an annual base salary of $237,420 ($19,785 monthly), effective July 1, 2006, representing a 3.0% increase in your current base salary. You will be eligible for a performance review and merit consideration in February 2007, and any recommended increase will be calculated as if your new base salary had been in effect throughout 2006 (i.e., no proration).

•	NewPage will pay you a lump sum bonus of $15,000 on July 31, 2006.

•	Your incentive target will remain 45% of your base salary. For 2006, your target will be $106,839, calculated as if your new base salary had been in effect throughout 2006 (i.e., no proration).

•

NewPage will pay your Carbonless Business Bonus pursuant to paragraph 3(d) of the ELA, currently due to be paid October 1, 2006, on July 31, 2006. The amount of this Bonus will be equal to your new base salary of $237,420.

•

You will continue to be eligible for any future long term incentive or other equity-based compensation approach consistent with plans or programs offered generally to the NewPage Senior Leadership Team.

•

NewPage will provide you with moving and relocation benefits consistent with the program in place with MeadWestvaco at the time of the NewPage sale in 2005. Under this program, NewPage will purchase your home based on its appraised value (determined in the manner described in the program) once you have marketed your home for a period of 120 days. The move will be coordinated through Sirva, our external vendor for moving and relocation. The timing of your move is to be determined, but is intended to be accomplished by the end of the first quarter of 2007.

•

You acknowledge that the position described in this offer is comparable in stature to your position and responsibility immediately prior to the sale of the Carbonless Business Unit and thus would preclude a termination for “good reason” pursuant to clause (v) of the definition of “good reason” in Section 10 of the ELA.

•	The remaining terms and conditions of your ELA remain in full force and effect.

Mike, I believe you will continue to be a very strong part of the leadership of NewPage in this position, and look forward to your contribution in this new role. If this offer meets with your approval, please sign this letter in the space provided below and return a signed copy to me.

Sincerely,

/s/ Richard D. Willett, Jr.
Richard D. Willett, Jr.
President and COO

Accepted and agreed to:

/s/ Michael L. Marziale
Michael L. Marziale

Date: July 26, 2006

cc: M. Suwyn

AMENDMENT NO. 2

TO

EMPLOYMENT LETTER AGREEMENT

This Amendment No. 2 is made effective as of January 28, 2007, and modifies and amends the Employment Letter Agreement dated May 2, 2005 (“Agreement”) between NewPage Corporation (“Company”) and Michael L. Marziale (“Executive”), as previously amended June 30, 2006. Terms defined in the Agreement have the same meaning when used in this Amendment unless otherwise indicated. For good and valuable consideration, the receipt and sufficiency of which is acknowledged, Company and Executive agree as follows:

1.	Section 2(c) of the Agreement is amended in its entirety to read as follows:

“(c) Annual Bonus. For performance periods during the Term, Executive will be entitled to participate in the NewPage Corporation management incentive or bonus plan or plans approved annually by the Board of Directors of the Company (the “Annual Incentive Plan”). Executive’s target bonus will be 45% of Base Salary for achieving targets set annually pursuant to the terms the Annual Incentive Plan. Each annual bonus (“Annual Bonus”) will be paid on or before March 15th of the year following the tax year in which the relevant services required for payment have been performed. There will be no cap on the amount of any Annual Bonus.”

2.	Except as modified by this Amendment, the Agreement remains in full force and effect.

Company:		Executive:
NewPage Corporation

By:	/s/ Mark A. Suwyn	/s/ Michael L. Marziale
Michael L. Marziale
Title:	Chairman and CEO